Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be conducted online only through a live audio webcast at https://web.lumiagm.com/209757070 on Thursday, July 16, 2020, at 10:00 a.m. (Eastern Time) for the following purposes:

(1)   to receive the consolidated financial statements for the fiscal year ended November 30, 2019, as well as the auditors’ report thereon;

(2)   to elect directors for the ensuing year;

(3)   to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)   to consider, and if deemed advisable, to pass Resolution 2020-1 (the text of which is attached as Appendix “A” to the accompanying Management Proxy Circular), with or without amendments, to approve the amendments to By-Law No. 3 (General By-Laws) of the Corporation, the whole as described in the accompanying Management Proxy Circular;

(5)   to consider, and if deemed advisable, to pass Resolution 2020-2 (the text of which is attached as Appendix “B” to the accompanying Management Proxy Circular), with or without amendments, to approve the implementation of By-Law No.4 (Advance Notice By-Law) establishing the conditions and framework under which holders of record of common shares of the Corporation may exercise their right to submit director nominations, the whole as described in the accompanying Management Proxy Circular;

(6)   to consider, and if deemed advisable, to pass Resolution 2020-3 (the text of which is attached as Appendix “C” to the accompanying Management Proxy Circular), with or without amendments, to approve an increase as well as the replenishment of the reserve of common shares available for issuance under the share option plan of the Corporation, the whole as described in the accompanying Management Proxy Circular; and

(7)   to transact such other business as may properly come before the Meeting.

As a result of the Covid-19 pandemic, the Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast at https://web.lumiagm.com/209757070. Shareholders will not be able to attend the meeting in person. All persons registered as shareholders on the records of the Corporation on June 12, 2020 (the “Record Date”) and duly appointed proxyholders are entitled to receive notice of the Meeting and attend, participate and vote at the Meeting online.

Persons who are shareholders of the Corporation but who are not registered on the records of the Corporation (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder are able to attend the Meeting online as “guests” only but are not able to vote and ask questions at the Meeting or any adjournment thereof.

No person who becomes a shareholder of record after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

A shareholder who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your common shares, including if you are a shareholder who is not registered on the records of the Corporation and wish to appoint yourself as a proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to vote at the Meeting. Without a Username, proxyholder will not be able to vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/Theratech and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

All proxy forms must be returned to the attention of the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on July 14, 2020.

As a shareholder of the Corporation, it is very important that you read the accompanying Management Proxy Circular dated June 12, 2020 and other Meeting materials carefully. The Management Proxy Circular and the other Meeting materials contain important information with respect to voting your common shares and attending and participating at the online Meeting.

DATED at Montreal, Québec, Canada, June 12, 2020

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jocelyn Lafond

Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary
Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec, Canada H3A 1T8